November 10, 2020

Kenneth Ellington

Staff Accountant

Office of Disclosure and Review

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Dupree Mutual Funds; File Nos. 811-2918 and 2-64233

Dear Mr. Ellington:

On November 9, 2020, you provided oral comments with respect to the Annual Report to Shareholders for the Dupree Mutual Funds (the “Registrant”) for the period ended June 30, 2020 (the “Annual Report”). Please find below the Registrant’s responses to those comments, which the Registrant has authorized Thompson Hine LLP to make on its behalf.

1.      Comment. The staff noted disclosure in the Statement of Additional Information of significant beneficial ownership of several funds by certain shareholders. Please address how the risk of concentrated ownership is disclosed in the summary and statutory prospectuses.

Response. The Registrant believes that the Statement of Additional information (“SAI”) is the appropriate location for risk disclosure regarding shareholder concentration. Accordingly, the following disclosure will be added on page16 of the SAI during the next annual update.

A principal shareholder is any person who owns of record or beneficially 5% or more of the outstanding shares of a Fund. A control person is one who owns beneficially or through controlled companies more than 25% of the voting securities of a company or acknowledges the existence of control. Shareholders with a controlling interest could affect the outcome of voting or the direction of management of a Fund.

2.      Comment. In the Form N-CEN filed for the period ending June 30, 2020, the Intermediate Government Bond Series reported $1,310,113 as the total value of purchases and sales in Item C.17.a.vii. However, the aggregate value of principal purchases/sales transactions for the Series during the period was reported as $1,810,113 in Item C.17.b. Please explain the discrepancy and ensure that correct values are reported in future filings.

Response. The correct value for Item C.17.a.vii is $1,810,113. An additional procedure will be implemented to sum the totals of purchases and sales reported on the financial statements and compare the total to the amount reported on question C.17.b

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November 10, 2020

If you have any questions or additional comments, please call Michael Wible at (614) 469-3297.

Sincerely,

/s/ Thompson Hine LLP

Thompson Hine LLP